

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

September 15, 2008

Mr. Terence E. Hall
Chief Executive Officer
Superior Energy Services, Inc.
1105 Peters Road
Harvey, Louisiana 70058

   Re: **Superior Energy Services, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2007
      Filed February 28, 2008
      Definitive Proxy Statement on Schedule 14A
      Filed April 18, 2008
      File No. 333-22603

Dear Mr. Hall:

   We have completed our review of your filings and have no further comments at this time.

         Sincerely,

         H. Roger Schwall
         Assistant Director